SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment 3)*

Janux Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

47103J105

(CUSIP Number)

RA Capital Management, L.P.

200 Berkeley Street, 18th Floor

Boston, MA 02116

Attn: Peter Kolchinsky

Telephone: 617.778.2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 18, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 47103J105

1.	Names of Reporting Persons RA Capital Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 10,443,181

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 10,443,181

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,443,181

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.99%

14.	Type of Reporting Person (See Instructions) IA, PN

CUSIP No. 47103J105

1.	Names of Reporting Persons. Peter Kolchinsky

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 10,443,181

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 10,443,181

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,443,181

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.99%

14.	Type of Reporting Person (See Instructions) HC, IN

CUSIP No. 47103J105

1.	Names of Reporting Persons. Rajeev Shah

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 10,443,181

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 10,443,181

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,443,181

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.99%

14.	Type of Reporting Person (See Instructions) HC, IN

CUSIP No. 47103J105

1.	Names of Reporting Persons. RA Capital Healthcare Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 9,336,296

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 9,336,296

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,336,296

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 17.9%

14.	Type of Reporting Person (See Instructions) PN

Item 1.	Security and Issuer

Item 1 of the Statement is hereby amended and supplemented as follows:

This Amendment No. 3 (this “Amendment No. 3” or this “13D/A”) amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on September 27, 2021, as amended on March 6, 2024 and September 16, 2024 (the “Statement”) by RA Capital Management, L.P. (“RA Capital”), Peter Kolchinsky, Rajeev Shah and RA Capital Healthcare Fund, L.P. (the “Fund”) with respect to the common stock, $0.001 par value per share (“Common Stock”), of Janux Therapeutics, Inc., a Delaware corporation (the “Issuer”). Unless otherwise defined herein, capitalized terms used in this Amendment No. 3 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

Item 2.	Identity and Background

Item 2(a) of the Statement is hereby amended and restated as follows:

(a)	This Amendment No. 3 is being filed on behalf of RA Capital Management, L.P. (“RA Capital”), Peter Kolchinsky, Rajeev Shah, and RA Capital Healthcare Fund, L.P. (the “Fund”) and are collectively referred to herein as the “Reporting Persons.” The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, is attached hereto as Exhibit 1.

The Reporting Persons’ beneficial ownership of the Issuer’s Common Stock consists of (i) 9,317,246 shares of Common Stock held directly by the Fund; (ii) pre-funded warrants (the “2023 Pre-Funded Warrants”) exercisable for up to 503,226 shares of Common Stock held directly by the Fund; (iii) pre-funded warrants (the “2024 Pre-Funded Warrants” and, together with the 2023 Pre-Funded Warrants, the “Pre-Funded Warrants”) exercisable for up to 1,397,849 shares of Common Stock held directly by the Fund; (iv) 1,048,406 shares of Common Stock held directly by RA Capital Nexus Fund II, L.P. (the “Nexus Fund II”); and (v) a total of 57,087 shares underlying vested stock options (right to buy), and 1,392 shares underlying stock options (right to buy) which shall vest within 60 days of this filing held by Jake Simson for the benefit of RA Capital. Each of the 2023 Pre-Funded Warrants and the 2024 Pre-Funded Warrants contains a provision (the “Beneficial Ownership Blockers”) which precludes exercise of the warrants to the extent that, following exercise, the Fund, together with its affiliates and other attribution parties, would own more than 19.90% and 19.99%, respectively, of the Common Stock outstanding. The Fund is currently prohibited from exercising the Pre-Funded Warrants to the extent that such exercise would result in the Reporting Persons’ beneficial ownership of more than 10,443,181 shares of Common Stock.

RA Capital Healthcare Fund GP, LLC is the general partner of the Fund and RA Capital Nexus Fund II GP, LLC is the general partner of the Nexus Fund II. The general partner of RA Capital is RA Capital Management GP, LLC, of which Dr. Kolchinsky and Mr. Shah are the controlling persons. RA Capital serves as investment adviser for the Fund and the Nexus Fund II and may be deemed a beneficial owner, for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the “Act”), of any securities of the Issuer held by the Fund or the Nexus Fund II. The Fund and the Nexus Fund II have delegated to RA Capital the sole power to vote and the sole power to dispose of all securities held in the Fund’s and the Nexus Fund II’s portfolio, including the shares of the Issuer’s Common Stock reported herein. Because the Fund and the Nexus Fund II have divested themselves of voting and investment power over the reported securities they hold and may not revoke that delegation on less than 61 days’ notice, the Fund and the Nexus Fund II disclaim beneficial ownership of the securities they hold for purposes of Section 13(d) of the Act and therefore disclaim any obligation to report ownership of the reported securities under Section 13(d) of the Act. As managers of RA Capital, Dr. Kolchinsky and Mr. Shah may be deemed beneficial owners, for purposes of Section 13(d) of the Act, of any securities of the Issuer beneficially owned by RA Capital. RA Capital, Dr. Kolchinsky, and Mr. Shah disclaim beneficial ownership of the securities reported in this 13D/A other than for the purpose of determining their obligations under Section 13(d) of the Act, and the filing of the 13D/A shall not be deemed an admission that either RA Capital, Dr. Kolchinsky, or Mr. Shah is the beneficial owner of such securities for any other purpose.

(b)	The address of the principal business office of each of the Reporting Persons is 200 Berkeley Street, 18th Floor, Boston, MA 02116.

(c)	The Fund is a private investment vehicle. RA Capital provides investment management services to the Fund and the Nexus Fund II. The principal occupation of each of Dr. Kolchinsky and Mr. Shah is investment management.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	See Item 6 of the cover pages.

Item 4.	Purpose of Transaction

Item 4 of the Statement is hereby amended and supplemented as follows:

The information in Item 6 is incorporated herein.

At 11:59 pm on October 15, 2024, pursuant to the Stock Purchase Agreement, the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, expired. All closing conditions were satisfied, and the transactions contemplated by the Stock Purchase Agreement were consummated, on October 18, 2024. The purchase was for cash and was funded by the working capital of the Fund.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety to read as follows:

(a)	The information set forth in rows 11 and 13 of the cover pages to this 13D/A is incorporated by reference. The percentage set forth in row 13 is based on the sum of (i) 52,164,498 outstanding shares of Common Stock as of August 5, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 7, 2024, (ii) an aggregate of 19,050 shares of Common Stock which the Reporting Person may acquire upon the exercise of Pre-Funded Warrants, as limited by the Beneficial Ownership Blockers and (iii) an aggregate of 58,479 shares issuable upon exercise of options held by Mr. Simson within 60 days.

(b)	The information set forth in rows 7 through 10 of the cover pages to this 13D/A and Item 2 above is incorporated by reference.

(c)	Schedule A sets forth all transactions with respect to the shares of Common Stock effected by any Reporting Person since the date of the filing of Amendment No. 2 to this Schedule 13D and is incorporated herein by reference.

(d)	No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock subject to this 13D/A.

(f)	Not applicable.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Statement is hereby amended and supplemented as follows:

Exhibit 1 Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 22, 2024

RA CAPITAL MANAGEMENT, L.P.

By:	/s/ Peter Kolchinsky
	Name:	Peter Kolchinsky
	Title:	Authorized Signatory

PETER KOLCHINSKY

/s/ Peter Kolchinsky

RAJEEV SHAH

/s/ Rajeev Shah

RA CAPITAL HEALTHCARE FUND, L.P.

By:	RA Capital Healthcare GP, LLC

By:	/s/ Peter Kolchinsky
	Name:	Peter Kolchinsky
	Title:	Manager

SCHEDULE A

Transaction	Purchaser	Date	No. Shares	Price
Private Purchase	Fund	10/16/2024	1,200,000	$44.75
Vest Stock Option (Right to Buy)	RA Capital	11/26/2024	696	(1	)*

(1)	This option represents a right to purchase a total of 8,350 shares of the Issuer’s Common Stock, which began vesting from June 26, 2024 in 12 equal monthly installments. In the event the next occurring annual meeting of the Issuer’s stockholders occurs prior to the first anniversary of the date of grant, any remaining unvested portion of the option will vest on the date of such annual meeting of the Issuer’s stockholders. The vesting of the option is subject to Jake Simson’s continuous service to the Issuer through each vesting date. This option has an exercise price of $39.80 per share.

* Represents future vesting options within 60 days from the filing date of this Amendment No. 3.